                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3

                          The Sports Club Company, Inc.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                    84917P10

                                 (CUSIP Number)

                                  Lois Barberio
                          The Sports Club Company, Inc.
                       11100 Santa Monica Blvd., Suite 300
                              Los Angeles, CA 90025
                                 (310) 479-5200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 31, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filing Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of Filing Person
      S.S. or I.R.S. Identification No. of Above Person

      D. Michael Talla

(2) Check the Appropriate Box if a Member of a Group (See  Instructions) (A) / /
                                                                         (B) /x/

(4) Source of Funds (See Instructions)

      PF

(5) Check if Disclosure of Legal  Proceedings is Required Pursuant to
      Items 2(d)or 2(e)                                                      / /

(6) Citizenship or Place of Organization

      U.S.
                    (7)     Sole Voting Power
                            0

Number of Shares    (8)     Shared Voting Power
Beneficially Owned          6,333,975
by Each Reporting
Person With         (9)     Sole Dispositive Power
                            4,964,752

                    (10)    Shared Dispositive Power
                            0

(11) Aggregate Amount Beneficially Owned by Each Filing Person
       6,333,975

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions)                                                                / /

(13) Percent of Class Represented by Amount in Row (11)
       Approximately 32.5%(1)

(14) Type of Filing Person (See Instructions)
       IN

--------
(1) Based on 18,205,690 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 31, 2003.

(1) Name of Filing Person
      S.S. or I.R.S. Identification No. of Above Person

      Mark S. Spino

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (A) / /
                                                                        (B) /x/
(3) SEC Use Only

(4) Source of Funds (See Instructions)

       PF

(5) Check if Disclosure of Legal  Proceedings is Required Pursuant to
       Items 2(d)or 2(e)                                                    / /

(6) Citizenship or Place of Organization

        U.S.
                    (7)     Sole Voting Power
                            0

Number of Shares    (8)     Shared Voting Power
Beneficially Owned          6,333,975
by Each Reporting
Person With         (9)     Sole Dispositive Power
                            421,303

                    (10)    Shared Dispositive Power
                            0

(11) Aggregate Amount Beneficially Owned by Each Filing Person
       6,333,975

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions)                                                               / /

(13) Percent of Class Represented by Amount in Row (11)
       Approximately 32.5%(1)

(14) Type of Filing Person (See Instructions)
       IN

--------
(1) Based on 18,205,690 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 31, 2003.

(1)  Name of Filing Person
       S.S. or I.R.S. Identification No. of Above Person

       Philip J. Swain

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (A) / /
                                                                        (B) /x/
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

                      PF

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   / /

(6)  Citizenship or Place of Organization

                      U.S.
                       (7)     Sole Voting Power
                               0

Number of Shares       (8)     Shared Voting Power
Beneficially Owned             6,333,975
by Each Reporting
Person With            (9)     Sole Dispositive Power
                               327,498

                       (10)    Shared Dispositive Power
                               0

(11) Aggregate Amount Beneficially Owned by Each Filing Person
       6,333,975

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions)                                                               / /

(13) Percent of Class Represented by Amount in Row (11)
       Approximately 32.5%(1)

(14) Type of Filing Person (See Instructions)
       IN

--------
(1) Based on 18,205,690 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 31, 2003.

(1) Name of Filing Person
      S.S. or I.R.S. Identification No. of Above Person

      Nanette Pattee Francini

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (A) / /
                                                                        (B) /x/
(3) SEC Use Only

(4) Source of Funds (See Instructions)

      PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                    / /

(6) Citizenship or Place of Organization

      U.S.
                       (7)     Sole Voting Power
                               0

Number of Shares       (8)     Shared Voting Power
Beneficially Owned             6,333,975
by Each Reporting
Person With            (9)     Sole Dispositive Power
                               449,441

                       (10)    Shared Dispositive Power
                               0

(11) Aggregate Amount Beneficially Owned by Each Filing Person
       6,333,975

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions)                                                               / /

(13) Percent of Class Represented by Amount in Row (11)
       Approximately 32.5%(1)

(14) Type of Filing Person (See Instructions)
       IN

--------
(1) Based on 18,205,690 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 31, 2003.

(1) Name of Filing Person
      S.S. or I.R.S. Identification No. of Above Person

      Mona Talla

(2) Check the Appropriate Box if a Member of a Group (See  Instructions) (A) / /
                                                                         (B) /x/
(3) SEC Use Only

(4) Source of Funds (See Instructions)

      PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     / /

(6) Citizenship or Place of Organization

       U.S.
                       (7)     Sole Voting Power
                               0

Number of Shares       (8)     Shared Voting Power
Beneficially Owned             6,333,975
by Each Reporting
Person With            (9)     Sole Dispositive Power
                               30,953

                       (10)    Shared Dispositive Power
                               0

(11) Aggregate Amount Beneficially Owned by Each Filing Person
       6,333,975

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions)                                                                / /

(13) Percent of Class Represented by Amount in Row (11)
       Approximately 32.5%(1)

(14) Type of Filing Person (See Instructions)
       IN

--------
(1) Based on 18,205,690 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 31, 2003.

(1) Name of Filing Person
      S.S. or I.R.S. Identification No. of Above Person

      The Jared R. Talla Irrevocable Trust dated January 4, 1993
      IRS ID# 95-6974331

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (A) / /
                                                                        (B) /x/
(3) SEC Use Only

(4) Source of Funds (See Instructions)

      PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                    / /

(6) Citizenship or Place of Organization

       U.S.
                       (7)     Sole Voting Power
                               0

Number of Shares       (8)     Shared Voting Power
Beneficially Owned             6,333,97
by Each Reporting
Person With            (9)     Sole Dispositive Power
                               0

                       (10)    Shared Dispositive Power
                               70,114

(11) Aggregate Amount Beneficially Owned by Each Filing Person
       6,333,975

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions)                                                                / /

(13) Percent of Class Represented by Amount in Row (11)
       Approximately 32.5%(1)

(14) Type of Filing Person (See Instructions)
       00

--------
(1) Based on 18,205,690 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 31, 2003.

(1) Name of Filing Person

      S.S. or I.R.S. Identification No. of Above Person

      The Brett M. Talla Irrevocable Trust dated January 4, 1993
      IRS ID# 95-6974329

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (A) / /
                                                                        (B) /x/
(3) SEC Use Only

(4) Source of Funds (See Instructions)

       PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                   / /

(6) Citizenship or Place of Organization

       U.S.
                       (7)     Sole Voting Power
                               0

Number of Shares       (8)     Shared Voting Power
Beneficially Owned             6,333,975
by Each Reporting
Person With            (9)     Sole Dispositive Power
                               0

                       (10)    Shared Dispositive Power
                               69,914

(11) Aggregate Amount Beneficially Owned by Each Filing Person
       6,333,975

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions)                                                               / /

(13) Percent of Class Represented by Amount in Row (11)
       Approximately 32.5%(1)

(14) Type of Filing Person (See Instructions)
       00

--------
(1) Based on 18,205,690 outstanding shares as reported in the Issuer's Annual Report on Form 10-K filed on March 31, 2003.

     The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 1, 1994, as amended to date, is hereby further amended as follows.


Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.


Item 2. Identity and Background

     (a) This Statement is being filed jointly by D. Michael Talla ("Talla"), Mark S. Spino ("Spino"), Philip J. Swain ("Swain"), Nanette Pattee Francini ("Francini"), Mona Talla, The Jared R. Talla Irrevocable Trust dated January 4, 1993 ("Jared Talla Trust"), and The Brett M. Talla Irrevocable Trust dated January 4, 1993 ("Brett Talla Trust"), (Talla, Spino, Swain, Francini, Mona Talla, Jared Talla Trust, and Brett Talla Trust, are herein collectively referred to as the "Filing Persons"). Effective September 14, 1994, the Filing Persons entered into that certain Stockholders Voting Agreement and Conditional Irrevocable Proxy (the "Voting Agreement") pursuant to which each of them agreed to vote their shares of the Common Stock of the Issuer in the manner directed by holders of a majority of the shares of Common Stock held by such persons; as a result of the Voting Agreement, the Filing Persons may be considered a group pursuant to Rule 13d-5.

     (b), (c) and (f) The name, address, principal occupation, and citizenship of each of the Filing Persons are set forth below:

                                                                Citizenship/
                                   Principal                    Jurisdiction
Name and Address                   Occupation                   of Organization

Talla                              Co-Chief Executive Officer   United States
11100 Santa Monica Blvd.           of Issuer
Los Angeles, California 90025

Spino                              President and COO            United States
11100 Santa Monica Blvd.           of Issuer
Los Angeles, California 90025

Swain                              Senior Vice President        United States
11100 Santa Monica Blvd.           of Issuer
Los Angeles, California 90025

Francini                           Director and Executive       United States
11100 Santa Monica Blvd.           Vice President
Los Angeles, California 90025      of Issuer

Mona Talla                         Spouse of Talla              United States
11100 Santa Monica Blvd.
Los Angeles, California 90025

Jared Talla Trust                  Trust for the benefit of     California
c/o Ronald Resch, Trustee          minor child of Talla
10390 Santa Monica Blvd., 4th Flr.
Los Angeles, California 90025

Brett Talla Trust                  Trust for the benefit of     California
c/o Ronald Resch, Trustee          minor child of Talla
10390 Santa Monica Blvd., 4th Flr.
Los Angeles, California 90025

     (d) The Filing Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Filing Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding as or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The following information amends and supplements Item 3.

     On December 31, 2001, Mr. Talla was issued 15,384 shares of the Issuer's Common Stock in payment of a commitment fee pursuant to the Indemnification and Contribution Agreement (as hereinafter defined). The Filing Persons listed below, each have options exercisable within 60 days of the date hereof to purchase the number of shares of the Issuer's Common Stock pursuant to employee stock options set forth opposite their name. All other shares acquired by the Filing Persons between May 12, 2000 and April 9, 2003 were purchased with the Filing Person's personal funds.

                  `        Filing Persons            Number of Option Shares

                           Talla                              356,667
                           Spino                              193,334
                           Swain                              203,334
                           Francini                           193,334


Item 4. Purpose of Transaction

     The following information amends and supplements Item 4.

     On March 31, 2003, Mr. Talla executed a term sheet and on April 9, 2003, Mr. Talla entered into an amended and restated term sheet (the "Term Sheet") with Millennium Partners LLC and its affiliates ("Millennium"), Palisade Concentrated Equity Partnership, L.P. ("Palisade"), Rex Licklider ("Licklider") and Kayne Anderson Capital Advisors L.P. ("Kayne," and, together with Millennium, Licklider and Palisade, the "Other Parties"). Mr. Talla and the Other Parties are referred to herein as the "Term Sheet

Parties." Millennium, Licklider and Kayne are significant beneficial owners of the Issuer's Common Stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The Term Sheet sets forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby Palisade, Licklider and Millennium would fund the acquisition of all of the Issuer's outstanding Common Stock, other than Common Stock held by the Term Sheet Parties and certain other specified stockholders (the "Surviving Stockholders"). The Term Sheet provides that the "going private transaction" would be effectuated by means of a merger (the "Merger") of a company formed by Palisade with and into the Issuer, with the Issuer being the surviving entity (the "Surviving Entity") in the Merger. In addition, concurrently with the consummation of the Merger, (i) Licklider, Millennium, Talla and the Surviving Stockholders, if any, would exchange all of their shares of the Issuer's Common Stock for shares of the Surviving Entity's common stock, and (ii) Licklider, Millennium, Talla and Kayne will exchange all of their shares of the Issuer's Series B Preferred Stock and Series C Preferred Stock for shares of the Surviving Entity's Preferred Stock with the rights and privileges specified in the Term Sheet. Upon consummation of the Merger, the Term Sheet Parties and the Surviving Stockholders, if any, would beneficially own all of the outstanding shares of common stock of the Surviving Entity, and the Issuer's Common Stock would cease to be authorized to be quoted and traded on the American Stock Exchange. The transactions contemplated by the Term Sheet are subject to a number of significant conditions precedent as set forth in the Term Sheet. None of the provisions of the Term Sheet are binding on the Issuer, which previously formed a Special Committee of its Board of Directors to address any proposal to engage in a "going private transaction" by, among other actions, exploring alternatives to any such proposed transaction. As a result of executing the Term Sheet, Talla may be deemed to have formed a "group" with the Other Parties for purposes of Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder. Accordingly, Talla may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by the Other Parties as reported in their respective Schedule 13D or Schedule 13G reports. Talla expressly disclaims beneficial ownership of the Issuer's Common Stock beneficially owned by the Other Parties. Additionally, Talla expressly disclaims any assertion or presumption that Talla and the Other Parties constitute a "group."

     Except as set forth in this Item 4, the Filing Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) As of the date of this Amendment 3 to Schedule 13D, the Filing Persons directly or indirectly own in the aggregate 6,333,975 shares of the Common Stock of the Sports Club, or approximately 32.5% of the Common Stock outstanding based on 18,205,690 shares of the Common Stock outstanding, as set forth in the Form 10-K filed by the Sports Club with the Securities and Exchange Commission on March 31, 2003.

     (b) All shares are subject to the Voting Agreement and thus the ability to vote such shares is shared by all parties to the Voting Agreement. As of the close of business on April 9, 2003, the Filing Persons have direct ownership of (and power of disposition with respect to) shares of Common Stock as follows:

                                      Number of         Approximate Percentage
          Filing Persons                Shares           of Shares Outstanding

          Talla                       4,964,752                 26.3%
          Spino                         421,303                  2.3%
          Swain                         327,498                  1.8%

          Francini                      449,441                  2.4%
          Mona Talla                     30,953                  *
          Jared Talla Trust              70,114                  *
          Brett Talla Trust              69,914                  *
                                    -------------              -------------
          Filing Persons as
          A Group                     6,333,975                 32.5%


     (c) The following acquisitions and dispositions were made by the Filing Person indicated from May 15, 2000 through April 9, 2003.

       Purchaser               Purchase           Number of             Price
                                  Date              Shares              per
                                                                        Share

      D. Michael
         Talla                  5/19/00              1,000             $3.25
     (Open Market
      Purchases)
                                5/22/00              1,000             $3.1875
                                5/22/00              1,000             $3.0625
                                5/24/00              1,400             $3.125
                                 8/1/00            195,000             $3.00
                                8/10/00                300             $3.50
                                8/28/00              2,000             $3.25
                                8/31/00                500             $3.25
                                 9/7/00              3,000             $3.375
                                 9/7/00              3,000             $3.4375
                                 1/5/01              2,000             $2.9375
                                 2/1/01              1,000             $2.70
                                 2/5/01              1,000             $2.70
                                11/6/01              5,000             $3.00
                                11/20/01             1,500             $2.75
                                11/21/01             3,500             $2.75
                                12/5/01                600             $2.60
                                12/7/01              2,000             $2.60
                                12/10/01               100             $2.60
                                5/22/02              1,000             $2.35
                                5/24/02              1,000             $2.55
                                5/28/02                100             $2.55
                                5/30/02                900             $2.45
                                 6/4/02              1,000             $2.45
                                6/17/02              1,000             $2.60
                                6/19/02              1,000             $2.60

                                6/19/02                400             $2.55
                                6/20/02              1,000             $2.55
                                8/13/02              1,000             $2.20
                                8/20/02              1,000             $2.19
                                 9/6/02              1,000             $1.65
                                9/10/02              1,000             $1.60
                                9/11/02                500             $1.50
                                9/12/02                500             $1.50
                                9/13/02              1,000             $1.60
                                10/1/02                800             $1.75
                                10/15/02             1,000             $1.73
                                10/23/02             1,000             $1.75
                                10/25/02             1,000             $1.75
                                10/28/02               500             $1.72
                                11/1/02              2,400             $1.72
      D. Michael
         Talla                  12/28/01            15,384             $2.60
      (Commitment
         Fee)
      D. Michael
         Talla                  6/28/02          (666,666)             $3.9675
     (Disposition)
    Philip J. Swain
    (Dispositions)              12/14/00           (9,000)             $3.4064
                                11/30/01          (20,000)             $2.75
                                7/10/02           (10,000)             $2.4310

      Jared Talla
         Trust                  2/15/01                200             $2.90
        (Market                  3/5/01                200             $2.85
      Purchases)
      Brett Talla
         Trust                   3/1/01                200             $2.75
        (Market
       Purchase)

     In addition, as described in Item 4 above, on September 6, 2002, Mr. Talla purchased 1,000 shares of the Issuer's Series C Convertible Preferred Stock that is convertible into 333,333 shares of Common Stock. The purchase price was $1,000,000.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The following information amends and restates Item 6.

     In connection with the Issuer's renewal and extension of its $15,000,000 credit facility with Comerica Bank - California ("Comerica") in July 2001, Talla guaranteed up to $5,000,000 of any amounts drawn under the facility. Pursuant to an Indemnification and Contribution Agreement dated as of July 3, 2001, by and among the Issuer, Talla and the other guarantors with respect to the facility, the Issuer agreed to pay to Talla in consideration of his provision of such guaranty: (i) a commitment fee equal to 1% of his pro rata portion (33.33%) of its maximum permitted borrowing under the facility, and (ii) a usage fee equal to 2% of his pro rata portion of the average annual outstanding advances under the facility, which fees may be paid by the Issuer in cash or Common Stock. On December 31, 2001, the Issuer issued 15,384 shares of Common Stock to Talla in payment of the commitment fee due at that time.

     On September 6, 2002, Talla purchased 1,000 shares of Series C Preferred Stock from the Issuer pursuant to a Preferred Stock Purchase Agreement by and among the Issuer, Talla and the other purchasers. The purchase price was $1,000,000. Each share of the Series C Preferred Stock is convertible at the option of the holder at any time into shares of Common Stock at a conversion price of $3.00 per share (subject to adjustment under certain circumstances). The Series C Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such Series C Preferred Stock is convertible and cumulative dividends at the rate of $90 per share, payable at the Issuer's option in additional shares of Series C Preferred Stock.

     In connection with Talla's acquisition of his shares of Series C Preferred Stock, the Issuer, Talla and the other investors in the Series C Preferred Stock (collectively with Talla, the "Investors") entered into an Investors' Rights Agreement dated as of September 6, 2002 (the "Investors' Rights Agreement") which agreement governs, among other things, the right of the Investors to cause the Issuer to register under the Securities Act the shares of Common Stock into which his Series C Preferred Stock is convertible.

     On March 31, 2003, as amended and restated on April 9, 2003, Talla executed the Term Sheet described in Item 4 above.

     Other than the Stockholders' Voting Agreement and Irrevocable Proxy, as amended, the Indemnification and Contribution Agreement, the Preferred Stock Purchase Agreement, the Investors' Rights Agreement and the Term Sheet, the Filing Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A  Stockholders Voting Agreement and Conditional Irrevocable Proxy dated
           September 14, 1994.*

Exhibit B  Amendment  to  Stockholders  Agreement  and  Irrevocable  Proxy dated
           September 14, 1994.*

Exhibit C  Agreement Regarding the Joint Filing of Schedule 13D.*

Exhibit D  Indemnification and Contribution Agreement entered into as of July 3,
           2001 by and among The Sports Club Company, Inc., Rex A. Licklider,
           D. Michael Talla and MDP Ventures II LLC, incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K filed with the Commission on July 17, 2002.*

Exhibit E  Certificate of Designation of Series C Convertible Preferred Stock
           of The Sports Club Company, Inc., incorporated by reference to
           Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.*

Exhibit F  Preferred Stock Purchase Agreement entered into as of September 6,
           2002 by and among The Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider as Trustee of the Licklider Living Trust and D. Michael Talla, Trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.*

Exhibit G  Investors' Rights Agreement entered into as of September 6, 2002 by and among The Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider as Trustee of the Licklider Living Trust, D. Michael Talla as Trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.*

Exhibit H  Amended and Restated Term Sheet entered into as of April 9, 2003 by and among Palisade Concentrated Equity Partnership L.P., Rex Licklider, D. Michael Talla, Millennium Partners LLC, Millennium Entertainment Partners L.P., MDP Ventures I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. and Kayne Anderson Capital Advisors L.P.


*Previously filed



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE





     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:  April 15, 2003



 /s/ D. Michael Talla
--------------------------------------
D. Michael Talla


/s/ Mona Talla
----------------------------------------
Mona Talla


 /s/ Nanette Pattee Francini
---------------------------------------
Nanette Pattee Francini


/s/ Mark S. Spino
---------------------------------------
Mark S. Spino


/s/ Philip J. Swain
----------------------------------------
Philip J. Swain





The Jared R. Talla Irrevocable Trust
dated January 4, 1993

By:        /s/ Ronald M. Resch
   --------------------------------------
         Ronald M. Resch, Trustee


The Brett M. Talla Irrevocable Trust
dated January 4, 1993

By:        /s/ Ronald M. Resch
   --------------------------------------
          Ronald M. Resch, Trustee

                                    Exhibit H


            Amended and Restated Term Sheet for Proposed Funding for
               The Sports Club Company, Inc. Transaction Dated as
                                of April 9, 2003

   (amending and restating that certain Term Sheet Dated as of March 31, 2003)

                              Amended and Restated
                       Term Sheet for Proposed Funding for
                    The Sports Club Company, Inc. Transaction
                            Dated as of April 9, 2003
   (amending and restating that certain Term Sheet dated as of March 31, 2003)

The Company                       The Sports Club Company, Inc.(the "Company").

The Insider Stockholders          Rex Licklider and Millennium Partners (as
                                  defined on Schedule B attached hereto)(and certain affiliated person and entities)(the
                                  "Insider Stockholders").

The Signing Stockholders          The Insider Stockholders, David Michael Talla,
                                  and Kayne Anderson Capital Advisors, LP (and certain affiliated persons and entities)(the
                                  "Signing Stockholders").

The Surviving Stockholders        The  Signing   Stockholders  and  the  other
                                  stockholders set forth on Schedule A attached hereto (collectively, the "Surviving
                                  Stockholders") who elect to convert their shares of Company Common (as defined below) into shares of Surviving Common (as defined below). The Surviving Stockholders shall be certain management stockholders and certain key investors holding shares of the Company's common stock, $0.01 par value ("Company
                                  Common") and the Company's Series B and Series
                                  C Convertible Preferred Stock (the "Series B
                                  Preferred" and "Series C Preferred",
                                  respectively).


The Investors                     Palisade  Concentrated  Equity  Partnership,
                                  L.P. ("Palisade") or such other investors selected by Palisade and acceptable to the Company (the "Investors").


Aggregate Funding                 (a)Approximately $18.50 million by the
                                  Investors, plus (b) up to an additional  $4.1
                                  million by the Insider Stockholders to the extent necessary to purchase up to 1,380,688 shares of Company Common included in, or constituting, the Public Stock (as defined below). The Insider Stockholders shall provide funds sufficient to purchase at $3.00 per share an amount equal to the difference between 1,380,688 shares and the number of shares not cashed out in the Merger (as defined below) by Baron Capital, Townsend
                                  Group, Mark Spino, Phil Swain, and Nanette
                                  Pattee Francini (the "Inside Amount").

                                       SECTION I - NON-BINDING PROVISIONS

Deal Structure                      Palisade will invest on the terms set forth
                                    below in a newly formed entity which will initially be a partially-owned subsidiary of Palisade ("MergerCo"). The Company, Palisade and MergerCo shall enter into an agreement and plan of merger under which MergerCo shall merge (the "Merger") with and into the Company, with the Company surviving following the Merger (the "Surviving
                                    Corporation").  The certificate of
                                    incorporation and bylaws of MergerCo shall become the certificate of incorporation
                                    (the  "Charter") and bylaws of the Surviving
                                    Corporation.

                                    Except as set forth below, upon consummation of the Merger, each share of outstanding Company Common, other than the shares of Company Common owned by MergerCo, would be converted into the right to receive $3.00 per share in cash. Simultaneous with the closing of the Merger, (A) each share of Series B Preferred and Series C Preferred of the Company will be converted, on a [1] for [1] basis, into shares of Series 1 Preferred Stock and Series 2 Preferred Stock of the Surviving Corporation (the "Series 1 Preferred" and "Series 2 Preferred", respectively), and (B) each share of Series 3 Convertible

                                    Preferred Stock of MergerCo shall be
                                    converted into one share of Series 3
                                    Preferred (as defined below). The Series 1
                                    Preferred and the Series 2 Preferred will have substantially similar rights (subject to the priority of the Series 3 Preferred as defined below) to the Series B Preferred and the Series C Preferred, respectively.

Securities Purchased                Simultaneous with the closing of the Merger,
                                    (a) the Surviving Stockholders and, to the extent not included therein, the Insider
                                    Stockholders, will contribute to MergerCo all shares of Company Common owned by them, in exchange for the same number and type of shares of common stock of MergerCo (the
                                    "MergerCo Common"), and (b) the Insider
                                    Stockholders shall purchase up to $2 million worth of Series 2 Preferred at the original issue price and conversion rate of the Series B Preferred and up to an additional
                                    $2.1 million of MergerCo Common at $3.00 per share. In no event shall the aggregate amount of securities purchased pursuant to the immediately preceding sentence be less than the Inside Amount, which shares will be converted into the same number of shares of the common stock of Surviving Corporation following the Merger (the "Surviving
                                    Common").

                                    Simultaneous with the closing of the Merger, the Investors will purchase from MergerCo
                                    1.25 million shares of Series 3 Convertible
                                    Preferred Stock of MergerCo for $5,000,000, which will convert on a one share for one share basis into Series 3 Convertible Preferred Stock of the Surviving Corporation ("Series 3 Preferred"), having the rights and terms set forth below. In addition, simultaneous with the closing of the Merger, the Investors shall purchase 4,408,221 shares of MergerCo Common, at $3.00 per share, which shares shall be converted into the same number of shares of Surviving Common.

Purchase Price for Public           he price per share to be paid to the public
                                    holders of the Company Common, other than the Surviving Stockholders (the "Public
                                    Stock"), will be $3.00 per share.

Use of Proceeds                     To provide financing for the purchase of all
                                    of the outstanding shares of Public Stock and to provide the Surviving Corporation with general working capital following the consummation of the Merger.

Cash on Hand Condition              Immediately following the consummation of
                                    the Merger and upon payment of the
                                    Transaction Fees (as defined below), the Surviving Corporation shall have at least
                                    $8.5  million dollars in cash and cash
                                    equivalents on hand, including sums borrowed from the Company's lines of credit in the amount of $15,000,000 which were in existence on February 28, 2003 (which shall become lines of credit of the Surviving
                                    Corporation);  if this  condition is
                                    neither satisfied nor waived by Investors holding a majority of the Series 3
                                    Preferred, the Investors, at their option, may decline to provide the funding for the Merger.

Dividends                           The Series 3 Preferred  shall entitle the
                                    holder(s) to accumulated dividends at a rate of 12.0% per annum (based on the original issue price rather than on the liquidation preference amount thereof) from and after the date of issue, which shall be paid prior and in preference to any dividends (including accrued dividends) on the Series 1 Preferred, Series 2
                                    Preferred, Surviving Common and any other class of equity security that is junior to the Series 3 Preferred with respect to the payment of dividends. Credit for dividends will be accumulated on a quarterly basis and, will be paid (A) in cash (when permitted by (i) applicable law, (ii) the Indenture (as defined below), and (iii) the Company's current credit facility with
                                    Comerica or any replacement thereof which is equal to or greater than the aggregate credit line under the current Comerica facility, or,

                                    (B) in any event, at the option of the
                                    Investors, in shares of Series 4 Preferred
                                    (as defined below). Additionally, holders of the Series 3 Preferred will be entitled to participate on an as-converted basis in any dividends paid on the Surviving Common.

                                    "Series 4 Preferred" means a series of
                                    preferred stock of the Surviving Corporation which is identical in all respects to the Series 3 Preferred except that for the issue price ($3.00), conversion price ($3.00), antidilution trigger ($3.00) and liquidation preference amount (as set forth below) shall be as set forth herein. Except as otherwise expressly set forth herein, all references to Series 3 Preferred in this term sheet shall be deemed to be a reference to both the Series 3 Preferred and the Series 4 Preferred except for the designation of the Series 3 Preferred's liquidation preference, antidilution trigger, conversion rate and issue price. In addition, except as otherwise expressly stated in this term sheet, the Series 4 Preferred and Series 3 Preferred shall vote as a single class on all matters and have all of the same features, rights and privileges.

Ranking The Series 3 Preferred will, with respect to dividends and rights on liquidation, rank senior to the Surviving Common and all other classes of Surviving Corporation's other equity securities.

Liquidation                         Preference In the event of a Liquidation
                                    Event (as defined below), the holders of the Series 3 Preferred will be entitled to receive, prior and in preference to any distribution of any of the assets of the Surviving Corporation to holders of any Series 1 Preferred, Series 2 Preferred,
                                    Surviving Common and any other class of
                                    equity security that is junior to the Series
                                    3 Preferred, the Liquidation Preference (as defined below)

                                    "Liquidation Preference" means (i)
                                    approximately $14.58 per share of Series 3
                                    Preferred (the $14.58 liquidation preference assumes that the Investors invest $18,224,663 in the Series 3 Preferred and MergerCo Common; accordingly, that $14.58 amount shall be adjusted up or down to reflect the entire aggregate initial investment in the Series 3 Preferred and MergerCo Common by the Investors as contemplated in this term sheet), (ii) $3.00 per share of Series 4 Preferred, and (iii) any accrued but unpaid dividends on such preferred.

                                    "Liquidation Event" means (i) any
                                    liquidation, dissolution, or winding up of the Surviving Corporation, whether voluntary or involuntary, (ii) the insolvency of the Surviving Corporation, (iii) a consolidation or merger of the Surviving Corporation with or into any other corporation or corporations which results in the stockholders of the Surviving Corporation owning less than 50% of the outstanding capital stock of the surviving entity, (iv) a sale of all or substantially all of the assets of the Surviving Corporation, (v) the issuance and/or sale by the Surviving Corporation and/or its stockholders in a single or integrated transaction of shares of Surviving Common (or securities convertible into, or exercisable or exchangeable for, shares of Surviving Common) constituting a majority of the shares of Surviving Common outstanding immediately following such issuance and/or sale (treating all securities convertible into shares of Surviving Common as having been fully converted and all options and other rights to acquire shares of Surviving Common or securities convertible into shares of Surviving Common as having been fully exercised), and (vi) any other form of acquisition or business transaction, in a single or integrated transaction, pursuant to which a change of control occurs such that the person, entity or "group" (as defined under Section 13(d)(3)of the `34
                                    Act) seeking to acquire the Surviving
                                    Corporation and/or its capital stock has the power to elect a majority of the Board of Directors as a result of the transaction or integrated transaction.

Conversion                          The Series 3 Preferred will initially be
                                    convertible into Surviving Common at $4.00 per share and, together with the MergerCo
                                    Common (converted into Surviving Common) being purchased by the Investors in this transaction, will represent approximately twenty one and two thirds percent (21.66%) of the Surviving Corporation (assuming the conversion of the Series B Preferred and the Series C Preferred) following the Merger. The parties hereto acknowledge that the Company does not currently have any warrants outstanding. The parties further acknowledge that setting the conversion rate of the Series 3 Preferred at the $4 per share rate confirms the agreement among the parties to base the conversion rate on the amount paid in respect of the shares of Series 3 Preferred rather than on the liquidation preference amount for those shares of Series 3 Preferred.

                                    Each share of the Surviving Corporation's preferred stock held by the Investors will be convertible into the number of shares of Surviving Common determined by dividing (i) the Applicable Issue Price (as defined below), by (ii) the Applicable Conversion Price (as hereinafter defined) in effect at the date any such shares are surrendered for conversion. The "Applicable Conversion Price" shall, initially, be $4.00 for the Series 3 Preferred and $3.00 for Series 4 Preferred, each as adjusted in accordance with the adjustments and anti-dilution provisions described below. The "Applicable Issue Price" shall be $4.00 for the Series 3 Preferred and $3.00 for the Series 4 Preferred. Each share of Series 3 Preferred and each share of Series 4 Preferred will automatically convert into Surviving Common on the basis described in this section upon the earlier of (i) the consent of the holders of at least a majority in interest of the outstanding shares of Series 3 Preferred and Series 4 Preferred, or (ii) a Qualified IPO (as defined below).

                                    "Qualified IPO" means a firm commitment
                                    underwritten public offering, led by a
                                    nationally recognized investment banking firm, of shares of Surviving Common in which the gross cash proceeds to the Surviving Corporation exceed $50 million (before deduction of underwriters commissions, filing fees and other offering expenses), and the price per share is at least equal to $16.00 per share (which price shall be subject to equitable adjustment whenever there shall occur a stock split, stock dividend, combination, reorganization, reclassification, recapitalization or other similar event involving Surviving Corporation's securities).

Adjustments to the
Conversion Price and
Anti-Dilution Provisions            The  Applicable  Conversion  Price  shall be
                                    subject to (i)  equitable  adjustment  as
                                    the result of any  subdivision,  combination
                                    of shares or recapitalization, stock
                                    dividends, stock splits and similar
                                    transactions affecting the Surviving Common,
                                    and (ii) weighted average  anti-dilution
                                    protection  providing for adjustment of the
                                    Applicable  Conversion Price in the event of
                                    issuance of Surviving  Common (or any
                                    security or  instrument  which is
                                    convertible  into,  or  exercisable  for,
                                    Surviving  Common),   other  than  Excluded
                                    Securities (as defined below) of the
                                    Surviving Corporation at a price per share less than the Applicable Conversion Price then in effect immediately prior to such issue or sale.

                                    "Excluded Securities" means securities
                                    issued (i) upon conversion of any Series 1 or Series 2 Preferred Stock (or any other Preferred Stock issued after the consummation of the Merger in accordance with the terms hereof); (ii) of shares or grant of options or other rights to purchase shares of Surviving Common under the Surviving Corporation's written equity incentive programs for employees and directors in effect as of February 28, 2003, or as approved by the Board (including the Palisade Director (as defined below) );

                                    (iii) to licensors, banks or other sources of debt financing or to lessors of real or personal property pursuant to bank financing, license or lease transactions approved by the Board of Directors (including the Palisade Director); (iv) pursuant to a stock split of the Surviving Common or declared dividend or distribution on the Surviving Common; (v) for consideration other than cash in any merger, consolidation, acquisition or other business combination or any strategic alliance, joint venture or business partnership approved by a majority of the disinterested members of the Board of Directors; (vi) pursuant to any options, warrants and other convertible securities outstanding as of the date of issuance of the Series 3 Preferred; (vii) pursuant to a Qualified IPO; (viii) securities issued to Rex Licklider, Michael Talla and Millennium as guarantors of Surviving Corporation's indebtedness owing to any lending institution pursuant to the terms of the Indemnification and Contribution Agreement, dated as of July 3, 2001 by and between such guarantors and the Company, as in effect on the date hereof, whether such indebtedness is existing as of the consummation of the Merger or thereafter; and (ix) securities issued as "PIK" dividends under the Series 1 or Series 2 Preferred, or under any other securities which by their terms shall not be subject to the pre-emptive rights of the Series 3 Preferred.

Redemption                          Subject to applicable  provisions of the
                                    Delaware  General  Corporation  Law, the
                                    Series 3 Preferred and Series 4 Preferred then outstanding, in addition to the Survivor Common issued to the Investors in connection with the Merger
                                    (collectively, the "Investor Holdings") shall be redeemable, at the option of the Investors, if, after five (5) years from the date of issuance, the Surviving
                                    Corporation has not consummated a Qualified
                                    IPO.  The Investor Holdings shall be
                                    redeemable, at the option of the Surviving
                                    Corporation, commencing six (6) years from the date of issuance. In each case the redemption price paid for the Investor
                                    Holdings shall be the greater of (i) the aggregate Liquidation Preference of the
                                    Investor Holdings as of the redemption date, or (ii) fair market value per share (as determined by a third-party appraiser selected by the Surviving Corporation and a majority in interest of the holders of the Series 3 Preferred and Series 4 Preferred) of the Investor Holdings as of the redemption date; provided that in making such determination of fair market value, the appraiser shall determine separately and in writing the discount for minority interest and the discount for illiquidity of the securities and shall apply whichever amount yields a smaller discount; provided further that, if at the time of such determination, the Investor Holdings is not deemed by the appraiser to be a minority interest, then neither discount shall apply.


Protective Provisions               The following protective provisions shall
                                    also each be granted in favor of each of Rex
                                    Licklider and David Michael Talla, acting independently, provided that such rights shall automatically be extinguished on the first to occur of (a) a Qualified IPO or
                                    (b) for each, the date on which the
                                    aggregate  number of shares of Surviving
                                    Common and preferred stock of the  Surviving
                                    Corporation held by him falls below the Protective Provision Ownership Threshold
                                    (as defined below); and provided further that these rights are personal to Rex
                                    Licklider and David Michael Talla and cannot be transferred to any subsequent holder of the securities now held by either or both of them. The following protective provisions shall also each be granted in favor of Millenium Partners but shall attach and be transferable with the Series 2
                                    Preferred held by Millennium Partners at the closing of the Merger (the "Series 2
                                    Protected Shares"), provided that such
                                    rights shall automatically be extinguished on the first to occur of (a) a Qualified
                                    IPO or (b)the date on which the holder of the Series 2 Protected Shares falls below the Protective Provision Ownership
                                    Threshold (as defined below). In addition, the following protective provisions shall also each be granted in favor of the holders of the Series 1 Preferred

                                    Stock, the Series 3 Preferred Stock and the
                                    Series 4 Preferred Stock, (each such Series, a "Protected Series"), provided that such rights shall automatically be extinguished on the first to occur of (a) a Qualified IPO or (b) the date on which the then-current holder(s of any such Protected Series hold, in aggregate, a number of shares that is less than the applicable Protective Provision Ownership Threshold (as defined below) for that Protected Series. Such rights shall attach to and be transferable with the shares of such Protected Series.

                                    Each of the foregoing shall also have the preemptive rights and tag-along rights set forth herein under the headings "Preemptive Rights" and "Tag-Along Rights" with respect to Subject Securities on the same conditions set forth above, provided that the term "Protective Provision Ownership Threshold" shall be changed to Preemptive Rights Ownership Threshold (as defined below) in order to determine whether such rights continue to apply.

                                    "Protective Provision Ownership Threshold" for a given holder or a given Protected Series, means 50.1% of the aggregate number of shares of Surviving Common and preferred stock of the Surviving Corporation held by that holder or, for Protected Series, held by the holders of that Protected Series, at the time of the closing of the Merger; provided that for purposes of this definition, such securities shall only include shares of Surviving Common and preferred stock of the Surviving Corporation, as the case may be, on an as converted to Surviving Common basis (excluding therefrom stock options and other grants made under any Surviving Corporation equity incentive program).

                                    "Preemptive Rights Ownership Threshold"
                                    means the same thing as a Protective
                                    Provision Ownership Threshold, provided that for purposes of this definition, the applicable percentage shall be 25% rather than 50.1%.

                                    For so long as the Protective Provisions apply to the Series 3 Preferred and Series 4 Preferred issued hereunder, consent of holders of a majority of such securities then outstanding, voting as a single class, will be required to:

                                    a) alter or change the rights, preferences
                                       or privileges of the Series 3 Preferred, whether by merger, consolidation or otherwise,

                                    b) increase or decrease (other than by
                                       redemption or conversion) the authorized number of shares of Series 3 Preferred,

                                    c) create any new class or series of equity
                                       security having rights or preferences on a parity with or senior or superior to the Series 3 Preferred with respect to voting, dividends, liquidation preference or redemption features (or reclassify any then currently outstanding equity security in a similar manner), whether by merger, consolidation or otherwise,

                                    d) amend the Charter or the Surviving
                                       Corporation's  bylaws  in a way that
                                       adversely  affects  the  rights  of the
                                       Series 3 Preferred, whether by merger,
                                       consolidation or otherwise,

                                    e) permit any subsidiary to issue stock
                                       (other than to its parent),

                                    f)  effect any voluntary Liquidation Event
                                        unless in connection with such
                                        Liquidation Event (i) the holders of the Investor Holdings receive cash equal to or greater than 2x (if such transaction is consummated on or prior to the second anniversary of the closing of the Merger) and, at any time thereafter, equal to or greater than 3x, the original amount invested in respect of such Investor Holdings and (ii) the transaction giving rise to such Liquidation Event was approved by a majority of the disinterested members of the Board of Directors,

                                    g)  repurchase  or redeem any  securities,
                                        other than (i) a  redemption  of the
                                        Series 3  Preferred  as  described
                                        herein, (ii) mandatory  redemption of
                                        the Series 1 Preferred or the Series 2
                                        Preferred initiated by the  holders
                                        thereof in  accordance  with the terms
                                        of the Charter (as in effect from time
                                        to  time), (iii) repurchases of stock
                                        issued  to  employees,  directors  or
                                        consultants as approved by the Board of Directors upon termination of employment, directorship or consultancy, and any other shares of common stock presently subject to repurchase rights approved by the Board of Directors, or
                                        (iv) other repurchases or redemptions
                                        of stock  issued to employees of less
                                        than  aggregate  of  $2,000,000  of
                                        securities in any 12 month rolling
                                        period,

                                     h) unless approved by the disinterested
                                        members of the Board of Directors,
                                        effect any material transaction with any member of senior management or other affiliates, except for transactions pursuant to written agreements with such senior manager or other affiliate which were, on or prior to February 28, 2003, in effect,

                                     i) enter into a new line of business or
                                        change the primary line of business from the current line of business,

                                     j) (A) make any single acquisition of or
                                        investment in any other person or entity that involves the payment of cash or property in excess of $1,000,000, or (B) make acquisitions of or investments in other persons or entities that involve the payment of cash or property in excess of $3,000,000, in the aggregate, in any calendar year, in either case other than (i) an acquisition or investment authorized in the Surviving Corporation's approved annual budget or business plan, (ii) an acquisition pursuant to the terms of that certain management agreement currently being negotiated by the Company and Millennium Partners or one of its affiliates (provided that Millennium Partners and the Company shall provide a copy thereof to the Investors as soon as possible after that agreement has been signed), or (iii) any transaction involving the creation of a partnership, limited liability company or other venture involving the Company and one or more third parties relating predominantly to the financing, development or operation of The Sports Club/LA Beverly Hills or any other "step-out" club facility ("Step Out Financings"),

                                     k) incur indebtedness for borrowed money in
                                        the aggregate amount of more than
                                        $20,000,000, unless authorized in the
                                        Surviving Corporation's approved annual
                                        budget or business plan; provided that,
                                        any sale, lease, exchange, mortgage,
                                        pledge or other disposition of less than 35% of the assets of the Company in a single transaction or series of transactions, solely relating to the real property and improvements of either (or both) of The Sports Club/LA--Los Angeles and The Sports Club/Irvine (the "Sports Club Financings") shall not be subject to the consents or approvals contemplated by this paragraph,

                                     l) enter into an operating or capital lease
                                        for an amount of more than $10,000,000,
                                        unless authorized in the Surviving
                                        Corporation's approved annual budget or
                                        business plan

                                     m) increase the amount of stock options
                                        available to be issued under the
                                        Surviving Corporation's employee option
                                        plans above the amount reserved for
                                        issuance under that plan as of February
                                        28, 2003,

                                     n) unless approved by the Board of
                                        Directors  or the  Compensation
                                        Committee  (including,  in either case,
                                        all of the Series 3 Directors thereon),
                                        issue more than 100,000 new options, in
                                        the aggregate, to any one employee,

                                     o) hire or fire the chief executive officer
                                        of the Surviving Corporation,

                                     p) permit any subsidiary to do any of the
                                        foregoing, or

                                     q) enter into an agreement or understanding
                                        (orally or in writing) to do any of the
                                        foregoing.

Board Composition                   Following  the  consummation  of the Merger,
                                    and so long as more than twenty five percent
                                    (25% of the Series 3 Preferred is
                                    outstanding, the Surviving Corporation's board of directors (the "Board") shall consist of seven (7) directors, at least two
                                    (2) of whom shall be independent directors.
                                    Palisade shall be entitled to designate two directors (each a "Series 3 Director"), one of whom may be an affiliate of Palisade (the
                                    "Palisade Director") and one of whom shall be an independent director. The Surviving
                                    Stockholders shall be entitled to designate four directors and to nominate the other independent director. Each of the Series 3
                                    Directors, including the independent
                                    director designated by Palisade, shall have the right (but not the obligation) to be a member of the audit and compensation committees of the Board, and any other committees which the Board establishes.
                                    At such time, if ever, that the number of shares of Series 3 Preferred outstanding at any time shall fall below the 25% threshold specified above, then the two directors appointed by Palisade will resign upon request by the other members of the Surviving Corporation's Board.

Information Rights                  The Surviving Corporation shall provide to
                                    an Investor who holds shares of Series 3
                                    Preferred:

                                    a)  Monthly, year-to-date consolidated
                                        financial statements in accordance with
                                        generally accepted accounting principles consistently applied (including profit and loss statement and balance sheet), as soon as reasonably practicable after such financial statements become available in final form to the Surviving Corporation's management, and in any event within 20 days of the end of a month;

                                    b)  Quarterly management report summarizing
                                        operations and business outlook, as soon as reasonably practicable after such reports become available in final form to the Surviving Corporation's management, and in any event within 30 days of the end of a quarter;

                                    c)  Annual independent certified audit
                                        within 90 days after the year's end from Surviving Corporation's independent accounting firm;

                                    d)  Before each year end, any projections
                                        for the next year which are provided to
                                        the Board;

                                    e)  Within 20 days after filing or receipt
                                        thereof,  as  applicable,  provide (i)
                                        pleadings of any material lawsuits filed by or against the Surviving Corporation or any subsidiary; and (ii) written notice of all commenced legal or arbitration proceedings, and all proceedings by or before any governmental or regulatory authority or agency, in which the Surviving Corporation or any subsidiary is a party, provided that, in both cases,
                                        (x)  the  Surviving Corporation will not
                                        be required to provide  information or
                                        documents that would cause the Surviving
                                        Corporation  or any  subsidiary to lose
                                        the benefit of attorney/client privilege or violate a confidentiality obligation and (y) the Surviving Corporation will not be required to provide information or documents with respect to any lawsuit or other proceeding in which the Surviving Corporation or any subsidiary is adverse to the holders of Series 3 Preferred or the Investors;

                                     f) As soon as reasonably  practicable,
                                        provide notice of (i) material lawsuits
                                        threatened against the Surviving
                                        Corporation or any subsidiary and (ii)
                                        material  developments  in
                                        any commenced legal proceeding to which
                                        the Surviving  Corporation or any
                                        subsidiary is a party,  provided that,
                                        in both cases, (x) the Surviving
                                        Corporation will not be required to
                                        provide information or documents that
                                        would cause the Surviving  Corporation
                                        or any subsidiary to lose the benefit of attorney/client privilege or violate a confidentiality obligation, and (y) the Surviving Corporation will not be required to provide information or documents with respect to any lawsuit or other proceeding in which the Surviving Corporation or any subsidiary is adverse to the holders of Series 3 Preferred or the Investors;

                                     g) Within 20 days after filings, copies of
                                        all material documents filed with
                                        government  agencies outside of the
                                        ordinary course of business;

                                     h) Within 10 days after receipt, provide
                                        copies of any notifications received by
                                        the Surviving Corporation or any
                                        subsidiary regarding material defaults
                                        on any loans, leases or material
                                        contracts to which the Surviving
                                        Corporation or any subsidiary is a party or pursuant to which any of its properties or assets are bound;

                                     i) As soon as is made available to the
                                        Board of Directors in final form, but in any event within 30 days before the commencement of each new fiscal year, a budget consisting of a business plan and projected financial statements for such fiscal year;

                                     j) With reasonable promptness, such other
                                        notices, information and data with
                                        respect to the Surviving Corporation or
                                        any subsidiary as the Surviving
                                        Corporation delivers generally to the
                                        holders of Surviving Common in respect
                                        of their holdings; and

                                     k) Such other information concerning the
                                        business, financial condition or
                                        corporate affairs of the Surviving
                                        Corporation or any subsidiary as may be
                                        reasonably requested (and which shall
                                        not substantially interfere with the
                                        management of the Surviving Corporation
                                        or any subsidiary by the Surviving
                                        Corporation's or any subsidiary's senior management).

                                    In addition, the Surviving Corporation shall permit any Investor holding at least 5% of the Series 3 Preferred then issued and outstanding (or its authorized representative) to visit and inspect the properties of the Surviving Corporation and its subsidiaries, including their respective corporate and financial records, and to discuss its business and finances with officers of the Surviving Corporation and its subsidiaries, as applicable, during normal business hours, following reasonable notice and as often as may be reasonably requested, so long as any such visit or inspection does not interrupt the business of the Surviving Corporation or any such subsidiary. Notwithstanding the foregoing,
                                    (x) the Surviving Corporation will not be required to provide, or provide access to, information or documents that would cause the Surviving Corporation to lose the benefit of attorney/client privilege or violate a confidentiality obligation and (y) the Surviving Corporation will not be required to provide, or provide access to, information or documents with respect to any lawsuit or other proceeding in which the Surviving Corporation is adverse to the holders of Series 3 Preferred or the Investors.

Registration Rights
                                    a) If, at any time subsequent to six(6)
                                       months after the closing of an initial
                                       public offering of the Surviving
                                       Corporation's securities ("IPO"),
                                       including a Qualified IPO, the holders of a majority of the Registrable Shares (as defined below) then outstanding (calculated on an as-converted to common stock basis) request that the Surviving Corporation file a registration statement with the Securities and Exchange Commission (the "SEC"), the Surviving Corporation will use its best efforts to cause such Registrable Shares to be registered under the Securities Act of 1933, as amended,  and under  applicable state
                                       "Blue Sky" laws,  as soon as reasonably
                                       practicable (and in any event within 90
                                       days of request), subject to customary
                                       underwriters'  cutbacks and  blackouts;
                                       provided that, the Surviving Corporation shall not be obligated to effect more than three (3)registrations pursuant to this subsection (a). Demand rights under this subsection (a) will be triggered if requested by holders of at least 25% of the Registrable Shares having a minimum aggregate value at the time of such request of $2,000,000. In no event, however, shall the Company be required to file and cause to become effective more than two (2) registration statements during any year, and holders of Registrable Shares will not exercise any such demand registration rights if Surviving Corporation would be required to incur the expense of an audit of its financial statements at any time other than in connection with its annual year-end audit.

                                    b) The holders of the Registrable Shares
                                       shall have the right to request that the Surviving Corporation file a registration statement on Form S-3 (or any successor form) covering the Registrable Shares at any time after the Surviving Corporation is eligible to use such form, provided that the minimum aggregate value of the shares so registered shall be at least $1,000,000, and, in such case, the Surviving Corporation will use its best efforts to cause such shares to be registered, subject to customary underwriters' cutbacks and blackouts, as soon as practicable (and in any event within 90 days of request). Any demand registration made pursuant to this subsection (b) and declared effective by the Securities and Exchange Commission shall count toward the three (3) demand rights afforded holders of Registrable Securities pursuant to subsection (a).

                                    c) The holders of the Registrable Shares
                                       shall also have unlimited "piggy-back"
                                       rights, subject to underwriters'
                                       cutbacks, with respect to registrations
                                       by the Surviving Corporation or other
                                       shareholders of the Surviving Corporation
                                       (other than registrations on Form S-8 (or any successor form), and registrations on Form S-4 (or any successor form) made in connection with an acquisition).

                                    d) All registration rights are transferable
                                       by an Investor to any  transferee of
                                       Registrable Shares issued to that
                                       Investor hereunder.

                                    e) The Surviving Corporation shall bear all
                                       registration expenses (exclusive of
                                       underwriting discounts and commissions), subject to customary exceptions for withdrawn registrations and the like, in a demand or piggyback registration, including reasonable and customary fees and expenses of counsel to the Investors. All underwriting discounts and commissions in respect of
                                       Registrable Shares shall be paid by the
                                       Investors pro rata on the basis of the
                                       number of shares so registered.

                                    f) The registration rights will be subject
                                       to additional terms and conditions as
                                       are reasonable and customary, including
                                       indemnification, the period of time in
                                       which the registration statement will be kept effective, reporting obligations under the Securities Exchange Act of 1934, as amended (the "'34 Act"), and underwriting arrangements.

                                    g) If requested by the underwriters and the
                                       Surviving  Corporation,  the  holders of
                                       Registrable  Shares  shall not sell or
                                       otherwise transfer any securities of the Surviving Corporation for a period of up to 180 days following the effective date of the registration statement for the Surviving Corporation's Qualified IPO and up to 90 days following the effective date of any follow-on offering, provided that, and so long as, the Surviving Corporation's officers, directors and all holders of more than 2% of the Surviving Corporation's outstanding capital stock are locked up for the same period and on the same terms.

                                    h) Registration rights terminate upon the
                                       earlier of (i) five years following the
                                       Qualified IPO, if any and (ii) with
                                       respect to a particular holder,
                                       whenever, and for so long as, such
                                       holder is, and remains, eligible to sell all its Registrable Shares under Rule 144(k).

                                    i) For so long as (i) the registration
                                       rights described above have not
                                       terminated or expired and (ii) the
                                       Investors hold, in the aggregate, at
                                       least 25% of the Series 3 Preferred
                                       issued to them hereunder, no future
                                       registration rights may be granted
                                       without consent of the holders of a
                                       majority of the Registrable Shares,
                                       unless such rights are subordinated to
                                       the Investors' registration rights.

                                    j) In the event of an IPO,if the underwriter
                                       exercises  an  overallotment provision,
                                       holders of the Registrable Shares will be entitled to sell up to 10% of the overallotment prior to the Surviving Corporation selling any additional stock, subject to underwriter's customary cutback. If such overallotment is insufficient to permit each of the holders of Registrable Shares to exercise their right to sell such portion of their respective Registrable Shares as each such holder elects, then the number of Registrable Shares sold in the overallotment by holders of Registrable Shares shall be determined on a pro rata basis. Any shares not sold in the overallotment by the holders of the Registrable Shares may be sold by the Surviving Corporation or such stockholder(s)as the Surviving
                                       Corporation may permit.

                                    "Registrable Shares" means (1) shares of Surviving Common which were issued to the Investors hereunder, (2) shares of Surviving Common which are issued or issuable upon conversion of the Series 3 Preferred, and
                                    (3) any shares of Surviving Common issued to or issuable to (whether upon conversion or exercise of or in exchange for any other security) any holder of the securities described in subsections (1) or (2) of this definition.


Preemptive Rights                   For so long as an  Investor  holds at least
                                    25% of the Series 3 Preferred issued to it hereunder, prior to a Qualified IPO, a merger, or an acquisition of all or substantially all of the equity securities or assets of the Surviving Corporation approved by the Board of Directors
                                    (including  both Series 3  Directors)  (an
                                    "Approved Acquisition"), such Investor shall have the right to purchase its pro rata share, based on such Investor's holdings of Surviving Common and Surviving
                                    Common issuable upon conversion of Series 3
                                    Preferred as compared with the total
                                    outstanding  Surviving Common (on an
                                    as-converted to common basis), of all new issuances of Surviving Common or Preferred
                                    Stock  except issuances of Excluded
                                    Securities.

Tag-Along Rights                    For  so  long  as at  least  25%  of the
                                    Series 3 Preferred issued hereunder remains outstanding, if, at any time prior to a Qualified IPO or an Approved Acquisition, a holder of any Subject Security (as defined below) seeks to sell, transfer or convey ("Transfer") any such Subject
                                    Security, such Transfer shall be subject to customary Tag-Along Rights in favor of the holders of the Series 3 Preferred, provided that, such holders comply with the requirements of the purchaser of such securities in accordance with the terms and conditions of the operative purchase agreement. In such event, the holder of Series 3 Preferred will have the right to participate in the Transfer on the same terms as the selling shareholder on a pro-rata basis, subject to certain customary limitations.

                                    "Subject Securities" means the Series 1
                                    Preferred, the Series 2 Preferred and the
                                    Surviving Common (other than that which are Registrable Shares) or any security which is exercisable or exchangeable for or convertible into any of the foregoing (other than the Series 3 Preferred).

Right of First Offer                Prior to a Qualified IPO or Approved
                                    Acquisition, if Palisade or any Investor, on the one hand, or any Surviving
                                    Stockholder, on the other (in each such case, a "Selling Stockholder"), wishes to sell, transfer or convey any securities of Surviving Corporation owned by such person or entity, including shares of Surviving
                                    Common and shares of the Series 1, 2 and 3
                                    Preferred  (the "Offered  Shares"), then the
                                    Selling Stockholder must offer to sell the Offered Shares first to Surviving
                                    Corporation, and, secondly, to the other non-Selling Stockholders (if Surviving
                                    Corporation elects not to, or cannot legally, purchase all Offered Shares) at the price, and on the terms proposed by the Selling Stockholder (the "Proposed Terms").
                                    Surviving  Corporation shall have the right
                                    (the "Surviving Corporation Right") to purchase all, but not less than all, of the Offered Shares in accordance with the Proposed Terms. If the Surviving Corporation does not exercise the Surviving Corporation
                                    Right to purchase all Offered Shares, then the non-Selling Stockholders will be permitted to purchase all (but not less than all) of the Offered Shares, in accordance with the Proposed Terms, in the ratio that the number of securities of Surviving
                                    Corporation owned by non-Selling
                                    Shareholders wishing to exercise their
                                    rights hereunder (assuming conversion of all convertible securities, options and warrants owned by such person(s), including the Series 1, 2 and 3 Preferred) bears to the total number of shares of Surviving
                                    Common outstanding as of such date (again, assuming conversion of all such convertible securities, options and warrants). If the non-Selling Stockholders do not exercise their right to purchase all of the Offered
                                    Shares  in accordance  with the Proposed
                                    Terms, the Selling Stockholder may sell the Offered Shares to a third-party upon terms and conditions no more favorable than the Proposed Terms. The Definitive
                                    Documents (as hereinafter defined) shall provide customary notice, exercise requirements, payment terms and other terms and conditions as are typically included in such provisions.
                                    Notwithstanding the foregoing, any holder of less than 5% of the Surviving Common (on a fully-diluted as converted basis), shall be subject to the obligations of this Right of First Offer but shall not be entitled to the benefits thereof.

Voting Agreement                    In  connection  with  the  execution  of a
                                    definitive  merger agreement, the Investors
                                    identified by Palisade shall enter into a
                                    voting   agreement  with  the  Surviving
                                    Stockholders and Palisade pursuant to which such Investors shall give the Surviving Stockholders or their nominee an irrevocable proxy to vote their shares in favor of the Merger and the transactions contemplated hereby and such Insider
                                    Stockholders agree to vote their shares in favor thereof.

Rollover Agreement In connection with the execution of a definitive merger agreement, certain Investors identified by Palisade shall enter into a Rollover Agreement with MergerCo, pursuant to which such Investors shall agree to convert the securities of MergerCo owned by them into shares of capital stock of the Surviving Corporation containing similar terms following the Merger.

Indemnity Agreement                 In connection with the closing of the
                                    Merger, the Surviving Corporation shall
                                    enter into an Indemnity Agreement with
                                    Palisade agreeing to indemnify Palisade in connection with any breach of any representation or warranty contained in the definitive merger agreement (other than a representation or warranty made by
                                    Palisade).

Employment Agreements               The executive officers of the Company
                                    identified by Palisade following its due diligence review of the Company shall enter into employment agreements with the Surviving Corporation in form and substance reasonably satisfactory to Palisade and such executive officers.

Key Man Insurance                   The  Surviving  Corporation  will  obtain a
                                    key man insurance policy in the amount of $1 million to cover Rex Licklider.

Conditions Precedent                The conditions  precedent to the completion
                                    of the Merger will include,  among others:
                                    (i)the concurrence of the special committee of the Company's board of directors
                                    ("Special Committee") that the price of $3.00 to be paid for the Public Stock is fair from a financial point of view, (ii) the absence of any objection by the Special
                                    Committee to any other aspect of the terms and conditions of the proposed agreement of merger, (iii) the approval of the terms and conditions of the Merger and all Definitive Documents by (A) the Company's board of directors and (B) the Surviving
                                    Stockholders and (C) the Investors, (iv) the negotiation and execution of Definitive
                                    Documents (as hereinafter defined), (v) the satisfactory completion of due diligence by the Investors and their representatives, (vi) the absence of any material adverse change in the business of the Company, (vii) the receipt by the Investors of an opinion of counsel to the Company as to certain matters, in form and substance acceptable to the Investors,
                                    (viii) the receipt of the Noteholders'
                                    Consent (as defined below), together with an opinion of special counsel to the Company, addressed to the Trustee under the Indenture, to the effect that the "Change of Control" provisions set forth in the Indenture may be amended by the approval or consent of holders of a majority in principal amount of the Senior Notes then outstanding provided that such opinion is either addressed to Palisade or such special counsel delivers a letter to Palisade allowing Palisade to rely on such opinion; (ix) the Special
                                    Committee's (and the Company's Board's) having taken such action as is necessary to render the Company Rights Agreement (as defined below) inapplicable to the Merger and the other transactions contemplated hereby, and (x) the solicitation of proxies in accordance with Regulation
                                    14D of the '34 Act, and the approval by the Company's shareholders of the Merger and the Definitive Documents.

                                    "Noteholders' Consent" means the consent of the holders of Senior Notes necessary to amend the terms of the Indenture dated April 1, 1999 between the Company and U.S. Bank Trust National Association, as trustee (the "Indenture"), to eliminate the change of control repurchase obligation as set forth in the Indenture resulting from the Merger or the other transactions contemplated hereby.

                                    "Company Rights Agreement" means the Rights
                                    Agreement dated as of October 6, 1998 by and between the Company and American Stock Transfer & Trust Company, as amended.

Closing The closing is anticipated to occur once the Company has received all necessary approvals for the Transaction.

                                       SECTION II - BINDING PROVISIONS

Exclusivity                         In exchange for the Investors committing
                                    time and  incurring  expense  to  close  the
                                    transactions  contemplated  hereby, the
                                    Signing Stockholders each agree that until
                                    June 8, 2003, they shall not,  directly or
                                    indirectly,  make any  solicitations, enter
                                    into any negotiations or discuss a possible
                                    financing,  merger,  sale, recapitalization
                                    or any possible disposition  of all or
                                    substantially  all of the  assets of the
                                    Company or the capital stock of the Company,
                                    including the shares of capital stock of the
                                    Company owned by them (a  "Transaction"),
                                    with  any party other than  Palisade and the
                                    Investors; provided, however, that nothing
                                    in this Section II  shall prevent or
                                    preclude any one or more of the Signing
                                    Stockholders from entering into any such
                                    negotiations or discussions with regard to,
                                    or from otherwise investigating,
                                    considering, approving or entering into, any
                                    Transaction or
                                    potential  Transaction  that  is  being
                                    investigated,   considered, negotiated or
                                    discussed, or that is proposed to be entered into, by the Special Committee or its advisors, or from discussing Transactions or potential Transactions with the Special
                                    Committee and its advisors. Notwithstanding the foregoing, in the event that the transaction contemplated by this Term
                                    Sheet has not been abandoned by the parties hereto and any one or more of the Signing
                                    Stockholders enter or enters into any such negotiations or discussions and as a result of such negotiations or discussions the Signing Stockholders intend to enter, prior to June 8, 2003, into an agreement relating to such Transaction, the Signing
                                    Stockholders shall give Palisade notice of such intent at least three (3) days prior to entering into such other transaction, and during such three day period shall negotiate in good faith with Palisade in order that Palisade shall have the opportunity to propose revised terms and conditions to the terms and and conditions set forth in this Term Sheet. Nothing in this Section II shall be construed to prevent or preclude any Signing Stockholder, or any designee of a Signing Stockholder on the Board of Directors of the Company from fulfilling his or her fiduciary duty in his or her capacity as a director or officer of the Company.

Expenses If the Company, MergerCo and Palisade do not enter into the definitive agreement for any reason (including if the Company enters into an alternative transaction), other than as a result of a breach of the terms of this Term Sheet by Palisade, then Rex Licklider, David Michael Talla and Millennium Partners, on a joint and several basis, shall pay all reasonable expenses incurred by the Investors in connection with their due diligence, legal review and documentation of the investment, including without limitation reasonable fees and expenses of legal counsel (the "Palisade Fees"). Such Palisade Fees shall be payable within thirty (30) days of receipt of invoices therefor. For purposes of this provision, failure to enter into a definitive agreement resulting from an inability of the parties to agree on the terms of the exclusivity, termination fee and expense provisions of a definitive agreement shall not be deemed a breach of the terms of this Term Sheet by Palisade and Rex Licklider, David Michael Talla and Millennium Partners shall, on a joint and several basis, pay the Palisade Fees to Palisade pursuant to the terms of this provision.

Confidentiality                     The terms herein are confidential and will
                                    not be disclosed except as otherwise agreed in advance in writing by each of the parties hereto, subject to the parties reporting and disclosure obligations under the '34 Act.

Counterparts                        This Term Sheet may be executed in any
                                    number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Term
                                    Sheet may also be executed via facsimile, which shall be deemed an original.

Governing                           Law This Term Sheet and the related
                                    transaction documents and all matters
                                    arising directly or indirectly herefrom and therefrom shall be governed by the laws of the State of Delaware on all matters, in each case, without reference to the choice or conflicts of law provisions thereof.

Effect of Term Sheet                The parties  expressly agree that no binding
                                    obligations will be created until Definitive
                                    Documents are executed and delivered by the parties, other than as set forth under the heading "Binding Provisions" (namely,
                                    "Exclusivity, "Expenses," "Confidentiality,"
                                    "Counterparts," "Governing  Law," and
                                    "Effect of this Term Sheet")  which are
                                    intended to be and shall be legally binding.
                                    Subject to the foregoing, it is understood that any of the parties is free to terminate the discussions at any time and for any reason prior to the execution of Definitive
                                    Documents.

                            [Signature Pages Follow]

This Term Sheet is hereby accepted and agreed to as of April 9, 2003, by each of the following:

Palisade Concentrated Equity Partnership, L.P.

By:  Palisade Concentrated Holdings, LLC, its general partner

By: /s/ Eric J. Bertrand
    -----------------------------
Name:    Eric J. Bertrand
Title: Member
Signed on April 9, 2003


THE SIGNING STOCKHOLDERS:


/s/ Rex Licklider
Rex Licklider
Signed on April 10, 2003


/s/ David Michael Talla
David Michael Talla
Signed on April 10, 2003


Millennium Partners LLC

By:  Millennium Partners Management LLC, its manager
         By: Millennium Manager I, Inc., its managing member


         /s/ Philip Lovett
         By: Philip Lovett
         Its:
         Signed on April 9, 2003


Millennium Entertainment Partners L.P.

By:  Millennium Entertainment Associates L.P., its general partner
         By: Millennium Entertainment Corp., its general partner


         /s/ Philip Lovett
         By: Philip Lovett
         Its:
         Signed on April 9, 2003

MDP Ventures I LLC

By:  Millennium Development Partners L.P., its managing member
         By: Millennium Development Associates L.P., its general partner
                  By: Millennium Development Corp., its general partner


         /s/ Philip Lovett
         By: Philip Lovett
         Its:
         Signed on April 9, 2003


MDP Ventures II LLC

By:  Millennium Development Partners II, LLC, its managing member


         /s/ Philip Lovett
         By: Philip Lovett
         Its:
         Signed on April 9, 2003


Millennium Development Partners L.P.

By:  Millennium Development Associates LP, its general partner
         By: Millennium Development Associates L.P., its general partner
                  By: Millennium Development Corp., its general partner



         /s/ Philip Lovett
         By: Philip Lovett
         Its:
         Signed on April 9, 2003

Kayne Anderson Capital Advisors, LP.

By:      Kayne Anderson Investment Management, Inc, its general partner I

         By: /s/ Robert Sinnott
         Robert Sinnott
         Managing Director
         Signed on April 10, 2003

SCHEDULE A

                             SURVIVING STOCKHOLDERS


         Kayne Anderson Capital Advisors, LP Rex Licklider David Michael Talla Millennium Partners LLC Millennium Entertainment Partners L.P.
         MDP Ventures I LLC
         MDP Ventures II LLC
         Millennium Development Partners L.P.

         Baron Capital
         Townsend Group
         Mark Spino
         Phil Swain
         Nanette Pattee Francini

SCHEDULE B

                           MILLENIUM PARTNERS ENTITIES



For purposes of this Term Sheet, "Millennium Partners" means the following entities, collectively:

                             Millennium Partners LLC
                     Millennium Entertainment Partners L.P.
                               MDP Ventures I LLC
                               MDP Ventures II LLC
                      Millennium Development Partners L.P.